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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-21233



                   SUPPLEMENT DATED MAY 17, 1999 TO PROSPECTUS
                           DATED FEBRUARY 7, 1997 FOR
         BELLSOUTH DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

Dear Plan Participant:

Effective May 17, 1999, the current Plan will be renamed and the Prospectus describing the Plan will be updated. This Supplement provides a brief summary of the changes in the Plan, none of which are material changes. As a current participant in the Plan, it is not necessary for you to take any action.

The following changes are being made to the Plan Prospectus:

- The name of the Plan will change from the BellSouth Direct Stock Purchase and Dividend Reinvestment Plan to the BELLSOUTH DIRECT INVESTMENT PLAN.

- We have a new phone number for obtaining information about the Plan if you are outside of the United States. The new number is 201-329-8663.

- We clarify that in addition to charging you a $25 fee if we receive a check that is returned for insufficient funds, we will also charge you a $25 fee if you have authorized us to make regular monthly purchases for your account through automatic withdrawals from your bank account and your account at any time has insufficient funds available for withdrawal.

- The information about the independent public accountants who audit our financial statements has been updated to reflect their new name, PricewaterhouseCoopers LLP.

Please keep this Supplement with your copy of the Prospectus describing the Plan that you previously received. If you would like to receive the new, updated version of the Prospectus, or if you have any questions about the Plan, please call BellSouth Shareholder Services at 1-800-631-6001.

Thank you for your continued investment in BellSouth.

BellSouth Shareholder Services.